September 11, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, D.C. 20549

Re: SEC File No. 82-5175
Nippon Steel Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex hereto are documents which are English language versions required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the information enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Robert G. DeLaMater, Andrew W. Winden or Bradley K. Edmister of Sullivan & Cromwell, 125 Broad Street, New York, New York 10004-2498, (telephone: 212-558-4000; facsimile: 212-558-3588).

Very truly yours,

Nippon Steel Corporation

By Yoshihiro Hosokawa
Name: Yoshihiro Hosokawa
Title: Manager, General Administration Division

Page 1 of 22 Pages
Exhibit Index on P. 3

9/14

(Enclosure)

cc: Robert G. DeLaMater, Esq.
Margaret K. Pfeiffer, Esq.
Andrew W. Winden, Esq.
Bradley K. Edmister, Esq.
(Sullivan & Cromwell)

Annex

Tab A: Document Submitted to Japanese Stock Exchanges where Shares of the Company are Listed

1	Summary of Consolidated Operating Results for the First Quarter of Fiscal 2006 (from April 1, 2006 to June 30, 2006)	July 31, 2006
2	Forecast for Consolidated Operating Performance in First Half of Fiscal 2006 (April 1, 2006 to September 30, 2006) and Full-year Forecast, and Interim Dividends	September 7, 2006

Tab B: News Releases Released on the Company's Homepage (June 21, 2006 to present)

File No. 82-5175

Summary of Consolidated Operating Results for the First Quarter of Fiscal 2006

July 31, 2006

Listed Company Name: Nippon Steel Corporation (Code No.: 5401; Tokyo,Osaka,Nagoya,Fukuoka,Sapporo Stock Exchange)

(URL http://www.nsc.co.jp)
Representative: Akio Mimura, Representative Director and President
Contact: Tatsuro Shirasu, General Manager, Public Relations Center Tel: 81-3-3275-5014

1. Basis of Presenting Quarterly Financial Information

1) Adoption of concise accounting method: Yes
A concise accounting method has been adopted partly for the standards to appropriate corporate taxes, allowances and other items.

2) Changes in accounting methods from most recent consolidated fiscal year: Yes
Classification of business segment was changed. See page2 for details.

3) Changes in the scope of consolidation and application of the equity method: Yes
Consolidation (newly included): 4 (excluded): 6
Equity method (newly applied): 3 (excluded): 2

2. Outline of Financial and Operating Results up to the First Quarter of Fiscal 2006 (April 1, 2006 to June 30, 2006)

Outline of Operating Results

	Sales		Operating profits		Ordinary profits	
	¥million	(%)	¥million	(%)	¥million	(%)
First quarter of fiscal 2006	942, 788	4. 2	119, 590	△18. 1	123, 079	△19. 6
First quarter of fiscal 2005	904, 771	28. 9	146, 091	160. 9	153, 139	222. 5
(Reference) Fiscal 2005	3, 906, 301		576, 319		547, 400	

−30.1 ¥billion

1) : Dissolution of transient cost in the First Quarter of Fiscal 2005 −40¥billion
(Carry over of raw materials −20¥billion ,
Valuation of inventories −20¥billion)
2) Substantial increase of ordinary profits : +10 ¥billion (+8.8%)

	Net income		Net income per share
	¥million	(%)	¥
First quarter of fiscal 2006	74, 748	△18. 4	11. 26
First quarter of fiscal 2005	91, 612	293. 1	13. 59
(Reference) Fiscal 2005	343, 903		51. 08

Notes 1) Amounts below ¥1 million are rounded down.
2) Percentages for sales, operating profits, ordinary profits and net income indicate changes over the corresponding term of the previous fiscal year.

Outline of Financial Results

	Total assets	Net Assets	Ratio of shareholders' equity to total assets	Net Assets per share
	¥million	¥million	%	¥
First quarter of fiscal 2006	4, 517, 059	1, 742, 379	36. 2	262. 44
First quarter of fiscal 2005	3, 998, 551	1, 246, 982	31. 2	184. 92
(Reference) Fiscal 2005	4, 542, 766	1, 677, 889	36. 9	252. 66

Notes Effective this quarter, the company adopted a new accounting standard for the presentation of net assets.

(Reference)

The full-year forecast for consolidated operating results in fiscal 2006 (April 1, 2006 to March 31, 2007) is slated for release, as usual, at the beginning of September 2006. No revisions have been made to the forecast released.

3. Segment Information

(Information of business segment)

First quarter of fiscal 2006 (April 1, 2006 to June 30, 2006)

(¥million)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals	New materials	System solutions	Total	Elimination of intersegment transactions	Consolidated total
Sales	779, 579	71, 800	14, 032	75, 059	15, 704	30, 832	984, 008	(41, 220)	942, 788
Operating costs and expenses	666, 997	71, 745	12, 460	70, 868	14, 768	28, 300	865, 140	(41, 942)	823, 198
Operating profits	109, 582	55	1, 571	4, 190	935	2, 532	118, 868	721	119, 590

First quarter of fiscal 2005 (April 1, 2005 to June 30, 2005)

(¥million)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals and nonferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Sales	738, 231	57, 283	21, 134	86, 500	27, 202	17, 194	947, 547	(42, 776)	904, 771
Operating costs and expenses	600, 883	58, 765	17, 595	80, 334	25, 516	17, 299	800, 395	(41, 715)	758, 679
Operating profits	137, 347	(1, 481)	3, 538	6, 165	1, 686	(104)	147, 152	(1, 060)	146, 091

Change in Business Segments

The business segment and presentation method for the Nippon Steel corporate group have been determined based on the basic policy to present the characteristics of the respective business areas accurately and concisely.

On July 1, 2006, Nippon Steel spun off two business sectors—engineering and construction, and new materials. At the same time, the company positioned as the operating domain its six business sectors—steelmaking and steel fabrication, engineering and construction, urban development, chemicals, new materials, and system solutions—with steelmaking and steel fabrication as the key operating sector. In doing so, the company has structured its management organization so as to promote these six segments independently yet concurrently and enable them to achieve self-sustaining development.

With the restructuring of the consolidated management promotion system in the above manner, Nippon Steel changed the affiliation of some of its business segments as follows:

1) "Chemicals" and "new materials", which were included in the chemicals and nonferrous materials sector, are now positioned as independent businesses, and "titanium and aluminum operations", which were part of the chemicals and nonferrous materials sector, have been transferred to "steelmaking and steel fabrication."
2) "Other businesses" (electric power supply, services, and others) has been transferred to "steelmaking and steel fabrication."

General Information on Consolidated Operating Performance

While fluctuations in crude oil prices require close observation, the world economy generally continues to show an underlying expansionary trend. In the Japanese economy, favorable operating results among commercial enterprises, such as improvements in corporate profitability and expanded private investment in equipment, are affecting the household economy. Business is recovering continuously owing mainly to steady demand in the domestic private sector.

In the steelmaking sector, whereas domestic demand for steel in civil engineering field still shows a downward trend, demand in the building construction field is firm due to high levels of activity in housing and plant construction. Manufacturing industries, such as automobiles, shipbuilding and industrial machinery, continue to sustain strong demand mainly due to thriving exports. In steel product exports, the worldwide demand for steel remains steady, supported by favorable demand from East Asia, which serves as Nippon Steel's main market. In the export market, supply and demand for high-grade steel products remains tight. While the commodity-grade steel market is showing rapid improvement that reflects the completion of inventory adjustments in East Asia, Nippon Steel considers that it is necessary to continue paying due attention to the effect that increased production in China will have on the commodity-grade steel market.

In these circumstances, Nippon Steel views its first priority to maintain and improve of sales prices of steel products. Consequently, in an increasingly bipolar demand environment for high-grade and commodity-grade steel products, Nippon Steel is exerting maximum effort to implement production and shipping operations that will accurately capture customer needs for high-grade steel products. In the field of commodity-grade steel products, on the other hands, Nippon Steel is taking cautious measures such as reducing production mainly of flat products for the domestic market, taking into account the fluctuations in open market inventories, with ascertaining the level of practical demand.

In the engineering and construction business, Nippon Steel has benefited from robust demand associated with overseas projects, which has led to a record-high level of order backlogs. At the same time, Nippon Steel is directing efforts toward improving profitability through cost cutting. In the urban development business, operations centering on condominium sales in the metropolitan Tokyo area are steady, with achievements running nearly as planned. In the chemicals business, operations are progressing nearly as planned in spite of the effect of rising crude oil prices on business performance. In the new materials business, demand remains steady in the IT- and digital-related fields that represent the new material sector's main markets. In the system solutions business, operations are progressing steadily as planned, supported by a steady receipt of inquiries and orders mainly from the manufacturing and logistics industries.

Pursuant to the foregoing, settlement of accounts for the first quarter of fiscal 2006 (April 1, 2006 to June 30, 2006) shows the following consolidated operating results: sales of ¥942.7 billion, operating profits of ¥119.5 billion, ordinary profits of ¥123.0 billion, and a net income of ¥74.7 billion.

On July 1, 2006, two segments—engineering and construction, and new materials—were spun-off as the newly inaugurated companies, Nippon Steel Engineering Co., Ltd and Nippon Steel Materials Co., Ltd. By this step, Nippon Steel intends to enable the new subsidiaries to manage themselves in a highly responsive and flexible manner adapted to the characteristics of their respective businesses and to their customers' needs. These segments will achieve profit growth and enhance the value of Nippon Steel as a group.

[Reference]

Recent Quarterly Operating Results

Fiscal 2006 (April 1, 2006 to March 31, 2007)

	Fiscal 2006 1st quarter	Forecast for 1st half of fiscal 2006 (data released on April 28, 2006)	Forecast for fiscal 2006 (data released on April 28, 2006)
	Apr. 2006–June 2006	Apr. 2006–Sep. 2006	Apr. 2006–Mar. 2007
Sales	¥million 942,788	¥million 1,800,000	¥million 4,000,000
Steelmaking and steel fabrication	776,578	1,560,000	3,220,000
Engineering and construction	71,800	155,000	340,000
Urban development	14,032	30,000	90,000
Chemicals	75,059	150,000	310,000
New materials	16,704	25,000	55,000
System solutions	30,832	65,000	150,000
Elimination of intersegment transactions	(41,220)	(85,000)	(165,000)
Operating profits	118,590 [12.7%]	225,000 [11.8%]	475,000 [11.9%]
Steelmaking and steel fabrication	108,582 [14.1%]	210,000 [13.5%]	430,000 [13.4%]
Engineering and construction	55 [0.1%]	2,000 [1.3%]	10,000 [2.9%]
Urban development	1,571 [11.2%]	2,000 [6.7%]	7,000 [7.8%]
Chemicals	4,190 [5.6%]	7,000 [4.7%]	18,000 [6.1%]
New materials	835 [5.0%]	1,000 [4.0%]	2,500 [4.5%]
System solutions	2,532 [8.2%]	4,000 [6.2%]	12,500 [8.3%]
Elimination of intersegment transactions	721	(1,000)	(6,000)
Ordinary profits	123,078 [13.1%]	220,000 [11.8%]	460,000 [11.5%]
Net income	74,748 [7.9%]	135,000 [7.1%]	280,000 [7.0%]
Net income per share	¥ 11.26	¥ 20.33	¥ 42.16

[ ] : Return on sales

( ) in "Elimination of intersegment transactions" row indicate negative numbers

Fiscal 2005 (April 1, 2005 to March 31, 2006)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Fiscal 2005
	Apr.–June 2005	July–Sept. 2005	Apr.–Sept. 2005	Oct.–Dec. 2005	Jan.–Mar. 2006	Oct. 2005–Mar. 2006	Apr. 2005–Mar. 2006
Sales	¥million 904,771	¥million 958,633	¥million 1,863,404	¥million 952,701	¥million 1,090,195	¥million 2,042,896	¥million 3,906,301
Steelmaking and steel fabrication	738,231	770,874	1,509,105	782,259	766,145	1,548,405	3,057,510
Engineering and construction	57,283	70,515	127,799	71,918	136,461	208,379	336,179
Urban development	21,134	17,383	38,516	15,711	49,816	65,528	104,045
Chemicals and nonferrous materials	86,500	93,581	180,081	97,160	95,831	192,991	373,072
System solutions	27,202	37,583	64,786	30,479	53,074	83,553	148,339
Other businesses	17,184	15,875	33,060	17,606	18,381	35,988	69,057
Elimination of intersegment transactions	(42,776)	(47,177)	(89,953)	(42,435)	(48,514)	(91,950)	(181,903)
Operating profits	146,081 [16.1%]	155,225 [16.2%]	301,316 [16.2%]	123,138 [12.9%]	151,864 [13.9%]	275,002 [13.5%]	576,318 [14.8%]
Steelmaking and steel fabrication	137,347 [18.6%]	145,133 [18.8%]	282,480 [18.7%]	108,970 [14.3%]	122,526 [15.6%]	231,496 [15.0%]	513,977 [16.8%]
Engineering and construction	▲ 1,481 [▲2.6%]	▲ 1,001 [▲1.4%]	▲ 2,483 [▲1.9%]	2,365 [3.3%]	8,635 [7.1%]	12,000 [5.8%]	9,517 [2.8%]
Urban development	3,538 [16.7%]	987 [5.7%]	4,525 [11.7%]	1,881 [12.0%]	7,748 [15.6%]	9,629 [14.7%]	14,155 [13.6%]
Chemicals and nonferrous materials	6,165 [7.1%]	5,520 [5.9%]	11,686 [6.5%]	8,218 [8.5%]	7,132 [7.4%]	15,350 [8.0%]	27,037 [7.2%]
System solutions	1,686 [6.2%]	2,998 [8.0%]	4,683 [7.2%]	2,025 [6.6%]	5,096 [9.6%]	7,122 [8.5%]	11,806 [8.0%]
Other businesses	▲ 104 [▲0.6%]	313 [2.0%]	208 [0.6%]	▲ 347 [▲2.0%]	▲ 1,048 [▲5.7%]	▲ 1,394 [▲3.9%]	▲ 1,185 [▲1.7%]
Elimination of intersegment transactions	(1,060)	1,275	214	25	771	796	1,010
Ordinary profits	153,138 [16.9%]	141,343 [14.7%]	294,482 [15.8%]	122,284 [12.8%]	130,622 [12.0%]	252,917 [12.4%]	547,400 [14.0%]
Net income	91,612 [10.1%]	104,073 [10.9%]	195,685 [10.5%]	74,422 [7.8%]	73,795 [6.8%]	148,217 [7.3%]	343,903 [8.8%]
Net income per share	¥ 13.59	¥ 15.43	¥ 29.02	¥ 11.03	¥ 11.03	¥ 22.06	¥ 51.08

[Change in business segments]

1) "Chemicals" and "new materials", which were included in the chemicals and nonferrous materials sector, are now positioned as independent businesses, and "titanium and aluminum operations", which were part of the chemicals and nonferrous materials sector, have been transferred to "steelmaking and steel fabrication."

2) "Other businesses" (electric power supply, services, and others) has been transferred to "steelmaking and steel fabrication."

The full-year forecast for consolidated operating results in fiscal 2006 (April 1, 2006 to March 31, 2007) is slated for release, as usual, at the beginning of September 2006. No revisions have been made to the forecast released in the 1st half-term business.

Fiscal 2006 1st Quarter: 123.0¥billion

Forecast for 2nd half of fiscal 2006 (data released on April 28, 2006) × 1/2: 110.0¥billion

Seasonal differences (Interest Dividend income, etc.) +13 ¥billion

Fiscal 2006 1st Quarter: 123.0¥billion

Fiscal 2005 1st Quarter: 153.1¥billion

−30.1¥billion (▲19.6%)

1) Dissolution of transient cost in the First Quarter of Fiscal 2005 −40¥billion
(Carry over of raw materials −20¥billion, Valuation of inventories −20¥billion)

2) Substantial increase of ordinary profits: +10 ¥billion (+8.8%)

Nippon Steel Corporation
July 31, 2006

Nippon Steel Corporation
Code Number: 5401
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Contact: Tatsuro Shirasu, General Manager, Public Relations Center-Tel: 81-3-3275-5014

Supplementary Information on the Financial Result for the First Quarter of Fiscal 2006

Japanese Steel Industry

1.Crude Steel Production

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2005FY	28.96	27.83	56.80	27.91	28.00	55.91	112.71
2006FY	28.97						

2. Inventory Volume

At the end of:	Inventory at manufacturers and distributors (millions of tons)	Inventory /shipment ratio (%)	Rolled sheets *1 (millions of tons)	H-flange beams *2 (millions of tons)
Aug. 2001	6.19	136.3 (Peak)	4.70 (Peak)	0.320
Sep. 2001	6.15	125.4	4.63	0.307
Mar. 2002	5.42	107.6	3.93	0.314
Sep. 2002	5.12	102.2	3.71	0.264
Mar. 2003	5.33	104.0	3.76	0.256
Sep. 2003	5.67	114.1	4.13	0.274
Mar. 2004	5.03	94.7	3.77	0.240
Sep. 2004	5.37	101.3	3.86	0.312
Mar. 2005	5.26	98.2	3.93	0.294
Apr. 2005	5.30	109.6	4.03	0.279
May. 2005	5.51	112.2	4.19	0.276
Jun. 2005	5.48	108.3	4.21	0.274
Jul. 2005	5.60	114.1	4.30	0.271
Aug. 2005	5.81	125.0	4.66	0.253
Sep. 2005	5.73	111.8	4.58	0.231
Oct. 2005	5.79	111.7	4.56	0.231
Nov. 2005	5.59	108.4	4.43	0.231
Dec.2005	5.55	117.3	4.26	0.246
Jan. 2006	5.70	117.6	4.45	0.268
Feb. 2006	5.55	117.5	4.36	0.280
Mar. 2006	5.28	98.0	4.14	0.295
Apr. 2006	5.29	111.9	4.10	0.285
May. 2006	5.43	115.4	4.15	0.280

*1 Hot-rolled, cold-rolled and coated sheets

*2 Inventories of distributors dealing with H-flange beams manufactured by Nippon Steel Corporation

Nippon Steel (Non-consolidated basis)

3. Pig Iron Production (Nippon Steel Corporation and Hokkai Iron & Coke Co., Ltd)

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2005FY	7.88	7.93	15.81	7.90	7.61	15.52	31.32
2006FY	7.54						

4. Crude Steel Production

(Consolidated basis)

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2005FY	8.56	8.52	17.08	8.34	8.54	16.88	33.95
2006FY	8.45						

(Non-consolidated basis)

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2005FY	7.85	7.88	15.73	7.62	7.85	15.47	31.20
2006FY	7.70						

5. Steel Products Shipment

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2005FY	7.43	7.33	14.76	7.17	7.67	14.84	29.59
2006FY	7.59						

6. Average Price of Steel Products

(thousands of yen / ton)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2005FY	70.8	76.0	73.4	75.6	74.7	75.2	74.3
2006FY	(*)71.6						

(*)A decrease of ¥3,100/ton from ¥74,700/ton in the 4th quarter of fiscal 2005 is attributable to fluctuations in the foreign exchange rates and to changes in the product mix.

7. Export Ratio of Steel Products (Value basis)

(%)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2005FY	32.2	31.1	31.6	29.8	30.5	30.1	30.9
2006FY	32.2						

8. Foreign Exchange Rate

(¥/US $)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2005FY	107	112	109	116	117	117	113
2006FY	115						

Nippon Steel Corporation
September 7, 2006

Listed company name: Nippon Steel Corporation
(URL http://www.nsc.co.jp/)
Representative: Akio Mimura, Representative Director and President
(Code No.: 5401; Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges)
Contact: Tatsuro Shirasu, General Manager, Public Relations Center
(Tel: 81-3-3275-5014)

Forecast for Consolidated Operating Performance in First Half of Fiscal 2006 and Full-year Forecast, and Interim Dividends

The forecast of consolidated operating results of Nippon Steel Corporation for the first half of fiscal 2006 (April 1 to September 30, 2006) is outlined below. Nippon Steel intends to pay an interim-term dividend of ¥4.0 per share for the first half of fiscal 2006.

1.Forecast for Consolidated Operating Performance in First Half of Fiscal 2006 (April 1, 2006 to September 30, 2006)

(Unit: ¥billion)

	Net sales	Operating profit	Ordinary profit	Net income
Latest forecast (A)	1,970	255	250	160
Previous forecast (B)	1,900	225	220	135
Increase/Decrease (A–B)	+70	+30	+30	+25
% change	+3.7%	+13.3%	+13.6%	+18.5%
(Reference) Results of the first half of FY 2005	1,863.4	301.3	294.4	195.6

Prospective balance of interest-bearing debts At the end of September 2006	1,360

*** Forecast for Non-Consolidated Operating Performance in First Half of Fiscal 2006 (April 1, 2006 to September 30, 2006)**

(Unit: ¥billion)

	Net sales	Operating profit	Ordinary profit	Net income
Latest forecast (A)	1,250	200	190	125
Previous forecast (B)	1,220	180	170	110
Increase/Decrease (A–B)	+30	+20	+20	+15
% change	+2.5%	+11.1%	+11.8%	+13.6%
(Reference) Results of the first half of FY 2005	1,245.4	236.3	220.0	142.1

2. Forecast for Consolidated Operating Performance in First Half of Fiscal 2006 and Full-year Forecast, and Decision to Pay Interim Dividend

Forecast for Consolidated Operating Performance in First Half of Fiscal 2006

In a general environment of worldwide economic expansion, the Japanese economy also remains steady. Favorable operating results posted by commercial companies, such as improvements in corporate profitability and expanded private investment in equipment, are affecting the household economy, and business continues to recover due mainly to steady demand in the domestic private sector.

In the steelmaking and steel fabrication sector, steel demand in civil engineering still shows a downward trend in contrast to the building construction field where demand is firm due to high levels of activity in housing and plant construction. Manufacturing industries, such as automobiles, shipbuilding and industrial machinery, continue to sustain strong demand due mainly to thriving exports. In steel product exports, the worldwide demand for steel remains steady, supported by favorable demand from East Asia, which serves as Nippon Steel's main market. In the export market, supply and demand for high-grade steel products remains tight. The market for commodity-grade steel, on the other hand, has shown improvement that reflects the completion of inventory adjustments in East Asia. Even so, the Chinese market seems to be weakening, thereby adding an element of uncertainty to the commodity-grade steel market.

Under these circumstances, Nippon Steel's first priority is to maintain and improve the sales prices of steel products. Consequently, in an increasingly bipolar demand environment for high-grade and commodity-grade steel products, Nippon Steel has exerted maximum effort to implement production and shipping operations that accurately capture customer needs for high-grade steel products. In the field of commodity-grade steel products, on the other hand, Nippon Steel has taken cautious measures such as reducing the production mainly of flat products for the domestic market. This has taken into account fluctuations in open market inventories while also ascertaining the level of practical demand.

In the engineering and construction sector, Nippon Steel has benefited from robust demand associated with overseas projects that have led to a record-high level of backlogged orders. At the same time, Nippon Steel is directing efforts to improve profitability through cost cutting. In the urban development sector, operations centered on condominium sales in the metropolitan Tokyo area are steady and have surpassed planned profit goals. In the chemicals sector, operations are progressing nearly as planned in spite of the effect of rising crude oil prices on business performance. In the new materials sector, demand remains steady in the IT- and digital-related fields that represent the new material sector's main markets. In the system solutions sector, operations are progressing steadily as planned, supported by steady inquiries and orders mainly from the manufacturing and logistics industries.

As a result of the foregoing, the consolidated operating results for the first half of fiscal 2006 (April 1 to September 30, 2006) are expected to be as follows (approximate results): net sales of ¥1,970 billion, operating profits of ¥255 billion, ordinary profits of 250 billion, and a net income of ¥160 billion. The non-consolidated operating results are expected to be as follows (approximate results): net sales of ¥1,250 billion, operating profits of ¥200 billion, ordinary profits of ¥190 billion, and a net income of ¥125 billion.

On July 1, 2006, the engineering and construction sector and the new materials sector were spun-off as two newly inaugurated companies, Nippon Steel Engineering Co., Ltd. and Nippon Steel Materials Co., Ltd. With this

step, Nippon Steel intends to enable the new subsidiaries to manage themselves in a highly responsive and flexible manner adapted to the characteristics of their respective businesses and to their customers' needs. These business sectors will achieve profit growth and enhance the value of Nippon Steel as a group. Following the spin-off, Nippon Steel has become a holding company of other business sectors which also continues to operate steel business, and, with the holding company as the nucleus, has established a consolidated management promotion system composed of six business sectors—steelmaking and steel fabrication, engineering and construction, urban development, chemicals, new materials and system solutions.

Forecast for Full-year Consolidated Operating Results

In the latter half of fiscal 2006 (October 1, 2006 to March 31, 2007), while concerns persist with regard to rising crude oil prices, deceleration of the US economy and other adverse factors, the Japanese economy as a whole is forecasted to remain firm. In the steelmaking and steel fabrication sector, the manufacturing industries in Japan will maintain high levels of operation. While demand in both the domestic and export markets for high-grade steel products is expected to expand, it will be necessary to closely watch the effect that expanded production in China will have on the commodity-grade steel market. Forecasts call for further advances in the bipolar trend for high-grade and commodity-grade steel products in the overall steel market.

Given such an operating environment, in the field of high-grade steel products, Nippon Steel will meet robust demand through the start up of new production equipment such as hot-dip galvanizing lines for producing automotive steel sheets. On the other hand, in the field of commodity-grade steel products, Nippon Steel will take cautious measures by taking into account fluctuations in open market inventories while simultaneously monitoring actual demand.

In operating sectors other than steelmaking and steel fabrication, every possible effort will be made to reinforce profitability. This will be accomplished by stepping up efforts to maximize profits in every business sector and by synchronizing these efforts with the nation's increasingly apparent business recovery.

As a result of the foregoing, the consolidated operating results for fiscal 2006 are forecasted as follows (approximate results): net sales of ¥4,100 billion, operating profits of ¥510 billion, ordinary profits of ¥500 billion and a net income of ¥300 billion; on a non-consolidated basis, the projected results for fiscal 2006 (approximate results) are: net sales of ¥2,500 billion, operating profits of ¥390 billion, ordinary profits of ¥365 billion and a net income of ¥230 billion.

A recently increasing trend is the worldwide reorganization of steel enterprises. To contend with this, Nippon Steel together with its group companies is determined to promote profit growth by reinforcing the competitiveness of every business sector and maximizing synergies between business sectors through further enhancement of its technological edges and the reformation of its consolidated management system. This will be accomplished through the steady implementation of a new three-year Medium-Term Consolidated Business Plan that started in April 2006. The final objective of these efforts is to secure the solid presence of Nippon Steel and its group companies as the No. 1 supplier focusing on medium-high grade steels in the global steel industry. In addition, sustained emphasis will be placed on strengthening Nippon Steel's alliance with other domestic and foreign steelmakers, including Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd. and Sanyo Special Steel Co., Ltd. (Sanyo Special Steel has become an affiliate of Nippon Steel accounted for by the equity method.).

We at Nippon Steel greatly appreciate your understanding of the conditions that currently face us and look

forward to your continued support.

Payment of Interim-term Dividend

Based on its publicly released profit distribution policy and on forecasts of operating results for the first half of fiscal 2006 and for all of fiscal 2006, Nippon Steel intends to pay an interim-term dividend of ¥4 per share.

Nippon Steel's policy is to distribute profits consistent with the consolidated operating results of each fiscal year in principle, taking into account various factors such as capital requirements for investment and other activities aimed at raising corporate value, prospects for future operating results and other relevant factors and by endeavoring to further reinforce the company's financial structure. Declaration of dividends for a fiscal year will be determined based on this policy.

Meanwhile, the company has set the consolidated payout ratio at approximately 20% (non-consolidated payout ratio at approximately 30%) as an indicator for the distribution of profit in conformance with the consolidated operating results. However, because the company's first priority is to improve the corporate financial structure, a target of approximately 15-20% is in effect for the consolidated payout ratio (a non-consolidated payout ratio at approximately 20~30%), which is slightly lower than the above level.

<Outline of Interim-term Dividend Payment>

Dividend per share: ¥4/share

Record date: September 30, 2006

Date of the start of payment (effective date): Early part of December 2006 (planned)

3.Forecast for Consolidated Operating Performance in Fiscal 2006 (April 1, 2006 to March 31, 2007)

(Unit: ¥billion)

	Net sales	Operating profit	Ordinary profit	Net income
Latest forecast (A)	4,100	510	500	300
Previous forecast (B)	4,000	475	460	280
Increase/Decrease (A–B)	+100	+35	+40	+20
% change	+2.5%	+7.4%	+8.7%	+7.1%
(Reference) Results of previous year	3,906.3	576.3	547.4	343.9

Prospective balance of interest-bearing debts At the end of March 2007	1,220

*** Forecast for Non-Consolidated Operating Performance in Fiscal 2006 (April 1, 2006 to March 31, 2007)**

(Unit: ¥billion)

	Net sales	Operating profit	Ordinary profit	Net income
Latest forecast (A)	2,500	390	365	230
Previous forecast (B)	2,450	370	340	215
Increase/Decrease (A–B)	+50	+20	+25	+15
% change	+2.0%	+5.4%	+7.4%	+7.0%
(Reference) Results of previous year	2,591.3	433.9	388.7	244.0

(Note)
The information contained herein does not constitute information for disclosure purposes as stipulated in the Securities and Exchange Law of Japan, and as such, no representation or warranty is made regarding the accuracy or completeness of such information. Furthermore, the forecast and other statements concerning future outlook contained herein are based on the information available to Nippon Steel at the date of publication and thus are subject to known and unknown risks, uncertainties and other factors. Investors are advised to refrain from making an investment decision based solely on the information presented herein. Nippon Steel expressly disclaims all liability to any party for any damage incurred in connection with any use of the information contained herein.

[Reference]

Recent Quarterly Operating Results

Fiscal 2006 (April 1, 2006 to March 31, 2007)

	1st quarter	Forecast for 2nd quarter	Forecast for 1st half	Forecast for 2nd half	Forecast for fiscal 2006 (data released on September 7, 2006)	Forecast for 1st half of fiscal 2006 (data released on April 28, 2006)	Forecast for fiscal 2006 (data released on April 28, 2006)
	Apr.-June 2006	July-Sept. 2006	Apr.-Sept. 2006	Oct. 2006-Mar. 2007	Apr. 2006-Mar. 2007	Apr. 2006-Sep. 2006	Apr. 2006-Mar. 2007
	Million	Million	Million	Million	Million	Million	Million
Sales	942,788	1,027,212	1,970,000	2,130,000	4,100,000	1,900,000	4,000,000
Steelmaking and steel fabrication	776,579	853,421	1,630,000	1,690,000	3,320,000	1,560,000	3,220,000
Engineering and construction	71,800	83,200	155,000	195,000	350,000	155,000	340,000
Urban development	14,032	15,968	30,000	60,000	90,000	30,000	90,000
Chemicals	75,059	79,941	155,000	165,000	320,000	150,000	310,000
New materials	15,704	9,296	25,000	35,000	60,000	25,000	55,000
System solutions	30,832	34,168	65,000	85,000	150,000	65,000	150,000
Elimination of intersegment transactions	(41,220)	(48,780)	(90,000)	(100,000)	(190,000)	(85,000)	(165,000)
Operating profits	119,590 [12.7%]	135,410 [13.2%]	255,000 [12.9%]	255,000 [12.0%]	510,000 [12.4%]	225,000 [11.8%]	475,000 [11.9%]
Steelmaking and steel fabrication	109,582 [14.1%]	125,418 [14.7%]	235,000 [14.4%]	225,000 [13.3%]	460,000 [13.9%]	210,000 [13.5%]	430,000 [13.4%]
Engineering and construction	55 [0.1%]	1,945 [2.3%]	2,000 [1.3%]	8,000 [4.1%]	10,000 [2.9%]	2,000 [1.3%]	10,000 [2.9%]
Urban development	1,571 [11.2%]	2,429 [15.2%]	4,000 [13.3%]	6,000 [10.0%]	10,000 [11.1%]	2,000 [6.7%]	7,000 [7.8%]
Chemicals	4,190 [5.6%]	4,810 [6.0%]	9,000 [5.8%]	10,000 [6.1%]	19,000 [5.9%]	7,000 [4.7%]	19,000 [6.1%]
New materials	935 [6.0%]	565 [6.1%]	1,500 [6.0%]	1,500 [4.3%]	3,000 [5.0%]	1,000 [4.0%]	2,500 [4.5%]
System solutions	2,532 [8.2%]	1,468 [4.3%]	4,000 [6.2%]	8,500 [10.0%]	12,500 [8.3%]	4,000 [6.2%]	12,500 [8.3%]
Elimination of intersegment transactions	721	(1,221)	(500)	(4,000)	(4,500)	(1,000)	(6,000)
Ordinary profits	123,079 [13.1%]	126,921 [12.4%]	250,000 [12.7%]	250,000 [11.7%]	500,000 [12.2%]	220,000 [11.6%]	480,000 [11.9%]
Net income	74,748 [7.9%]	85,252 [8.3%]	160,000 [8.1%]	140,000 [6.6%]	300,000 [7.3%]	135,000 [7.1%]	280,000 [7.0%]
Net income per share	¥ 11.26	¥ 13.26	¥ 24.52	¥ 21.85	¥ 46.37	¥ 20.33	¥ 42.16

[ ]: Return on sales
( ) in "Elimination of intersegment transactions" row indicate negative numbers

Fiscal 2005 (April 1, 2005 to March 31, 2006)

	1st quarter	2nd quarter
	Apr.-June 2005	July-Sept. 2005
	Million	Million
Sales	904,771	958,633
Steelmaking and steel fabrication	738,231	770,874
Engineering and construction	57,283	70,515
Urban development	21,134	17,383
Chemicals and nonferrous materials	86,500	93,581
System solutions	27,202	37,583
Other businesses	17,194	15,875
Elimination of intersegment transactions	(42,776)	(47,177)
Operating profits	146,091 [16.1%]	155,225 [16.2%]
Steelmaking and steel fabrication	137,347 [18.6%]	145,133 [18.8%]
Engineering and construction	▲ 1,481 [▲2.6%]	▲ 1,001 [▲1.4%]
Urban development	3,538 [16.7%]	987 [5.7%]
Chemicals and nonferrous materials	6,165 [7.1%]	5,520 [5.9%]
System solutions	1,686 [6.2%]	2,998 [8.0%]
Other businesses	▲ 104 [▲0.6%]	313 [2.0%]
Elimination of intersegment transactions	(1,060)	1,275
Ordinary profits	152,139 [16.8%]	141,343 [14.7%]
Net income	91,612 [10.1%]	104,073 [10.9%]
Net income per share	¥ 13.59	¥ 15.43

[Change in business segments]
1) "Chemicals" and "new materials", which were incluc
as independent businesses, and "titanium and alumi
sector, have been transferred to "steelmaking and s
2) "Other businesses" (electric power supply, services.

File No. 82-5175

Nippon Steel Corporation
September 7, 2006

Nippon Steel Corporation
Code Number: 5401
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Contact: Tatsuro Shirasu, General Manager, Public Relations Center-Tel: 81-3-3275-5014

Supplementary Information on the Forecast for the First Half of Fiscal 2006

Japanese Steel Industry

1. Crude Steel Production

(millions of tons)

	1st quarter	1st half	3rd quarter	4th quarter	2nd half	total
2005FY	28.96	56.80	27.91	28.00	55.91	112.71
2006FY	28.97	58.14	-	-	-	-

2. Inventory Volume

At the end of:	Inventory at manufacturers and distributors (millions of tons)	Inventory /shipment ratio (%)	Rolled sheets *1 (millions of tons)	H-flange beams *2 (millions of tons)
Aug. 2001	6.19	136.3 (Peak)	4.70 (Peak)	0.320
Sep. 2001	6.15	125.4	4.63	0.304
Mar. 2002	5.42	107.6	3.93	0.314
Sep. 2002	5.12	102.2	3.71	0.264
Mar. 2003	5.33	104.0	3.76	0.256
Sep. 2003	5.67	114.1	4.13	0.274
Mar. 2004	5.03	94.7	3.77	0.240
Sep. 2004	5.37	101.3	3.86	0.312
Mar. 2005	5.24	98.0	3.93	0.294
Apr. 2005	5.30	110.1	4.03	0.279
May 2005	5.53	112.9	4.21	0.275
June 2005	5.48	108.1	4.21	0.274
July 2005	5.60	114.1	4.30	0.271
Aug. 2005	5.80	124.9	4.66	0.253
Sep. 2005	5.73	111.6	4.58	0.231
Oct. 2005	5.78	111.6	4.56	0.230
Nov. 2005	5.59	108.3	4.43	0.231
Dec. 2005	5.54	116.8	4.26	0.245
Jan. 2006	5.70	117.9	4.45	0.268
Feb. 2006	5.55	117.5	4.36	0.280
Mar. 2006	5.28	98.0	4.14	0.295
Apr. 2006	5.29	111.8	4.09	0.285
May 2006	5.43	115.4	4.15	0.280
June 2006	5.26	101.3	4.04	0.280
July 2006*3	5.33	104.5	4.05	0.278

*1 Hot-rolled, cold-rolled and coated sheets

*2 Inventories of distributors dealing with H-flange beams manufactured by Nippon Steel Corporation

*3 Preliminary report

Nippon Steel (Non-consolidated basis)

3. Pig Iron Production (Nippon Steel Corporation and Hokkai Iron & Coke Co., Ltd)

(millions of tons)

	1st quarter	1st half	3rd quarter	4th quarter	2nd half	total
2005FY	7.88	15.81	7.90	7.61	15.52	31.32
2006FY	7.54	Approx.15.40	-	-	-	-

4. Crude Steel Production

(Consolidated basis)

(millions of tons)

	1st quarter	1st half	3rd quarter	4th quarter	2nd half	total
2005FY	8.56	17.08	8.34	8.54	16.88	33.95
2006FY	8.45	Approx. 17.10	-	-	-	-

(Non-consolidated basis)

(millions of tons)

	1st quarter	1st half	3rd quarter	4th quarter	2nd half	total
2005FY	7.85	15.73	7.62	7.85	15.47	31.20
2006FY	7.70	Approx.15.70	-	-	-	-

5. Steel Products Shipment

(millions of tons)

	1st quarter	1st half	3rd quarter	4th quarter	2nd half	total
2005FY	7.43	14.76	7.17	7.67	14.84	29.59
2006FY	7.59	Approx.15.40	-	-	-	-

6. Average Price of Steel Products

(thousands of yen / ton)

	1st quarter	1st half	3rd quarter	4th quarter	2nd half	total
2005FY	70.8	73.4	75.6	74.7	75.2	74.3
2006FY	(*)71.6	Approx. 73.0	-	-	-	-

(*) A decrease of ¥3,100/ton from ¥74,700/ton in the 4th quarter of fiscal 2005 is attributable to fluctuations in the foreign exchange rates and to changes in the product

7. Export Ratio of Steel Products (Value basis)

(%)

	1st quarter	1st half	3rd quarter	4th quarter	2nd half	total
2005FY	32.2	31.6	29.8	30.5	30.1	30.9
2006FY	32.2	Approx. 33.0	-	-	-	-

8. Foreign Exchange Rate

(¥/US$)

	1st quarter	1st half	3rd quarter	4th quarter	2nd half	total
2005FY	107	109	116	117	117	113
2006FY	115	115	-	-	-	-

9. Unrealized Gains on Available-for-Sale Securities

(billion yen)

	2006 FY(estimated)	2005 FY
Consolidated	559.2 (333.2)	653.0 (389.2)
Non-consolidated	513.9 (306.2)	611.2 (364.2)
【Nikkei 225】	【16,140 yen】 (August 31, 2006)	【17,059 yen】

* Figures in parentheses were after adopting deferred tax accounting.

10. Amount of Capital Expenditure and Depreciation

・Capital Expenditure (billion yen)

	2006 FY (estimated)	2005 FY
Consolidated	Approx. 280.0	205.0
Non-consolidated	Approx. 210.0	165.0

・Depreciation (billion yen)

	2006 FY (estimated)	2005 FY
Consolidated	Approx. 195.0	183.3
Non-consolidated	Approx. 140.0	130.6

11. Special Profit and Losses (Consolidated basis)

(billion yen)

	2006 FY 1st half (estimated)	2005 FY 1st half
Gain on sales of fixed assets	12.0	7.6
Gain on sales of investments in securities	5.0	0.3
Special Profit and loss	17.0	8.0

August 31, 2006
Nippon Steel Corporation

Development of New Mining Area at Bulga Coal Mine in Australia

Nippon Steel Corporation (Representative Director and President: Akio MIMURA, "Nippon Steel"), Xstrata Plc. (Head Office: Zurich, President: Mick DAVIS, "Xstrata") and other partners of the Bulga Joint Venture*1 ("Bulga JV") have agreed that the Bulga JV will develop new mining area of underground operation at Bulga coal mine in Australia.

The total capital investment is estimated to be about A$350 million (about 30 billion yen*2) and construction of new mining area is scheduled to commence in early 2007, with first coal production from new mining area in 2009 by the large-scale and newest mining equipment (Longwall).

**1: The Bulga JV is an un-incorporated joint venture formed by Nippon Steel Australia Pty Ltd, an Australian subsidiary of Nippon Steel and Oakbridge Pty Ltd, an Australian subsidiary of Xstrata. The Bulga JV is currently engaged in mining of Bulga coal mine located about 150km northwest from Sydney.*

**2: Each party in the Bulga JV shall bear in proportion to its interest percentage respectively.*

Bulga coal mine, where Nippon Steel holds 12.5% interest through the Bulga JV, is one of the distinguished coal mines in Australia. Under open cut and underground operation, about 10 million tons of coking coal and thermal coal are produced and supplied for world major steel companies and electric power companies. Nippon Steel has consistently supported the mine for 14 years since commencement of the operation in 1992, with increasing interest share from original 10% to current 12.5% in the meantime.

While underground operation in current mining area (named "Beltana" area), where almost 50% of production is covered, would be anticipated to cease at the end of 2009, the development of new mining area (named "Blakefield" area) has been studied and decided by the Bulga JV so as to substitute for current underground operation.

This development shall ensure 10 million tons of the annual production for the mine after 2010.

Under current medium-term consolidated business plan (FY2006 through FY2008), Nippon Steel is striving to enhance overall efficiency in the iron and steelmaking process, through further improvement of its operational technology to utilize low-grade raw materials, together with reinforcement of key facilities such as expansion and relining of blast furnaces and installation of new coke oven.

Further, in terms of raw material procurement, Nippon Steel is seeking to secure stable raw material supply under long-term arrangements, which include investment in mines, to meet mid-term strategy above.

Nippon Steel has decided to implement this development of Blakefield area in the firm belief that it would no doubt contribute to mid-term strategy above for further stability in procurement of raw materials.

Nippon Steel, cementing relationship with major suppliers, will continue to ensure stable procurement of raw material on a medium- and long-term basis.

- End -

For further information: Public Relations Center +81-3-3275-5021